Exhibit 4.15

Summary of Agreement between Guilin Jun Tai Fu Construction and Development Co. Ltd. and Guilin City Yan Shan District Tuo Mu Township Wei Jia Du Village Committee to construct retaining wall for drainage ditch in the Guilin facility

Guilin Jun Tai Fu Construction and Development Co. Ltd. (“Guilin JTF”) entered into an agreement (“Agreement”) with the Guilin City Yan Shan District Tuo Mu Township Wei Jia Du Village Committee (“Village Committee”) for the construction of a retaining wall for drainage ditch at Guilin JTF’s Green Energy Smart Grid Plant, which is located within the Guilin Tie Shan Industrial Park.  Pursuant to the Agreement, the Village Committee shall be responsible for the supply of materials and construction of the retaining wall with drainage ditch.  The construction time is 66 days, commencing on November 16th, 2011 and concluding on January 20th, 2011.  The total contract price is RMB 1,099,560.  Guilin JTF shall pre pay the Village Committee RMB 100,000 upon signing of the Agreement.  Guilin JTF shall pay the Village Committee 70% of the contract price less RMB 100,000 upon completion of the foundation and body of the retaining wall.  Upon the completion, inspection, and acceptance of the constructed structure, Guilin JTF shall make payment to the Village Committee to bring the total amount paid to 95% of the contract price. Guilin JTF shall hold the remaining 5% as quality assurance payment for a period of one year. If no quality problems arise within one year of acceptance, Guilin JTF shall pay the remaining 5% of the contract price to the Village Committee.